SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             December 20, 2002

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                 Yes _________              No ____X_____

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________





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                               EXHIBIT INDEX
                               -------------

         This filing contains the following exhibits.





         EXHIBIT          DESCRIPTION
         -------          -----------

         99.1             Press release regarding settlement of
                          patent dispute with Crucell NV.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 December 2002                Cambridge Antibody Technology Group PLC

                                      By:  /s/ Rowena Gardner
                                          -------------------------------
                                      Name:  Rowena Gardner
                                      Title: Director of Corporate
                                               Communications